

Jon Dishotsky · 2nd

Early Stage Venture Capital at Giant Ventures (Seed) and Daft Capital (Pre-Seed)

Talks about #technology and #startups

San Francisco, California, United States ·

Contact info

5,114 followers · 500+ connections

Y Combinator

Experience

Managing Partner

Daft Capital · Full-time

Jan 2019 – Present · 3 yrs 1 mo

San Francisco

Daft. definition: senseless, foolish, insane, crazy. Our Raison d'etre: Great startups can often sound "daft" to begin with. Before long they become mainstream. Ex: AirBedandBreakfast, Coinbase, Bird. We are building a combine for the next generation of entrepreneurs. We help founders discover product-market fit, nail storytelling and communication, train them in the art of fundraising, and provide direct access to a deep network of vetted co-

Partner

Tailwind International

Dec 2021 – Present · 2 mos

Tailwind International (NYSE: TWNI) is a founder-led special

purpose acquisition company formed to take an iconic European technology public. Tailwind International is listed on the New York Stock Exchange and raised $340 mil ...see more

Venture Partner

Giant Ventures · Part-time

Sep 2020 – Present · 1 yr 5 mos

We back purpose-driven founders solving the world's biggest challenges.

Managing Director

Common · Full-time

Aug 2021 – Oct 2021 · 3 mos

San Francisco, California, United States

Assisted with transition of Starcity assets.

CEO

Starcity

Dec 2015 – Aug 2021 · 5 yrs 9 mos

San Francisco

Officially founded May of 2016, Starcity became one of the largest global developers and operators of coliving.

The company was featured in the WSJ, NY Times, ...see more







Show 4 more experiences

Education

Y Combinator

Summer 2016
2016 – 2016

Starcity

University of California, Davis
Managerial Economics
2002 – 2006

Henry M. Gunn High School
1998 – 2002

Volunteer experience

Fundraising
Habitat for Humanity Greater San Francisco
Jan 2006 – Jul 2015 • 9 yrs 7 mos
Economic Empowerment

Jon helped spearhead the annual fundraiser on behalf of Cushman & Wakefield for Habitat for Humanity Greater San Francisco. The annual event raised over $500,000 over 10 years and continues to this day to be one of the largest fundraisers for the local chapter.